Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2023 Results

Record Quarterly Revenue of $1.19 Billion, up 7.3% YoY as Reported and up 9.5% YoY in

Constant Currency(2)

Continued Sales Momentum & Strong Revenue Growth

Reiterates Fiscal 2023 GAAP Diluted EPS Growth Outlook of 3%-10% YoY

Raises Fiscal 2023 Non-GAAP Diluted EPS Growth Outlook to 9%-13% YoY

Reiterates Fiscal 2023 Free Cash Flow(1) Outlook of $700 Million

First Quarter Fiscal 2023 Highlights

(All comparisons are against the prior year)

•	Record revenue of $1,186 million, up 7.3% as reported and up 9.5% in constant currency(2); revenue was above the midpoint of $1,155-$1,195 million guidance range

•	Record revenue of $813 million in North America, up 9.0%

•	Managed services revenue of $700 million, equivalent to approximately 59% of total revenue

•

GAAP diluted EPS of $1.07, toward the high end of $1.00-$1.08 guidance range, primarily due to a lower GAAP effective tax rate than anticipated in quarterly guidance, partially offset by restructuring charges

•

Non-GAAP diluted EPS of $1.45, above the guidance range of $1.29-$1.35, primarily due to a lower non-GAAP effective tax rate than anticipated in quarterly guidance as well as non-GAAP operating margin improvement on higher revenue

•

GAAP operating income of $150 million; GAAP operating margin of 12.7%, down 200 basis points sequentially and down 180 basis points as compared to last year’s first fiscal quarter, primarily due to restructuring charges

•

Non-GAAP operating income of $210 million; non-GAAP operating margin of 17.7%, up 10 basis points sequentially and up 20 basis points as compared to last year’s first fiscal quarter while accelerating R&D investments

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period

•

Free cash flow of $50 million, comprised of cash flow from operations of $83 million, less $34 million in net capital expenditures and other(1); first fiscal quarter free cash flow was impacted by the timing of cash collections due around quarter-end holidays but subsequently received in January; reiterates full year fiscal 2023 free cash outlook of $700 million

•	Repurchased $100 million of ordinary shares during the first fiscal quarter

•	Record twelve-month backlog of $4.09 billion, up approximately $120 million sequentially and up 6.8% as compared to last year’s first fiscal quarter

JERSEY CITY, NJ – January 31, 2023 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended December 31, 2022.

“Fiscal year 2023 is off to a strong start as we continued to support our customers on their journey to modernize for the 5G and cloud era. First quarter revenue was a record $1.19 billion, up 9.5% from a year ago in constant currency(2) and driven by continued strength in North America and healthy activity in Europe. Sales momentum was also robust and included a notable new project award to support the 5G fixed wireless access strategy of a leading North American Tier 1 operator. Additionally, Amdocs was selected by Globe Telecom in the Philippines to provide a next-generation 5G charging platform for consumer and business customers. Overall, we ended Q1 with record-high 12-month backlog of $4.09 billion, up roughly 7% from a year ago”, said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“First quarter operating profitability improved on a sequential and year ago basis as we delivered consistent project execution and ongoing efficiency gains while maintaining a focus on R&D investment. Our managed services business also grew in Q1, compared with a year ago. Among the highlights, Dish and Amdocs signed a new managed services agreement which will offer an improved billing experience for Dish commercial customers. Additionally, we extended our relationships with several existing managed services customers under expanded multi-year engagements, including Three UK for which Amdocs is supporting the migration to a modern cloud-based data architecture to enable data-driven decision making,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Situated at the heart of a strategic multi-year 5G, digital, network automation and cloud-driven investment cycle, Amdocs is a key technology enabler with market leading products and services and a strong reputation for delivering mission critical systems transformation. While we are closely monitoring the global macroeconomic uncertainty, as a trusted technology partner we continue to see healthy levels of engagement and an attractive pipeline of opportunity as we collaborate with our customers to evaluate their next-generation requirements. Combined with our strong first quarter, and the visibility provided by our unique and resilient business model, we are raising the midpoint of our guidance for non-GAAP diluted earnings per share growth in fiscal 2023, while continuing to expect strong earnings to cash conversion for the full year.”

Revenue

(All comparisons are against the prior year period)

	In Millions
	Three months ended
	December 31, 2022
	Actual	Previous Guidance
Revenue	$1,186	$1,155- $1,195
Revenue growth, as reported	7.3%
Revenue growth, constant currency(2)	9.5%

•

Revenue for the first fiscal quarter of 2023 was above the midpoint of Amdocs’ guidance, even after adjusting for a positive impact from foreign currency movements of approximately $9 million compared to our guidance assumptions

•	Revenue for the first fiscal quarter includes an unfavorable impact from foreign currency movements of approximately $3 million relative to the fourth quarter of fiscal 2022

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended
	December 31,
	2022	2021
GAAP Measures
Net income	$129,872	$133,602
Net income attributable to Amdocs Limited	$129,667	$133,602
Diluted earnings per share	$1.07	$1.07
Non-GAAP Measures
Non-GAAP Net income	$176,542	$150,135
Non-GAAP Net income attributable to Amdocs Limited	$176,337	$150,135
Non-GAAP Diluted earnings per share	$1.45	$1.20

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, gain from divestiture of OpenMarket and other, net of related tax effects, in all the periods presented.

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On January 31, 2023, the Board approved the Company’s next quarterly cash dividend payment at the new increased rate of $0.435 per share, as approved at the January 2023 annual general meeting of shareholders and set March 31, 2023 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 28, 2023

•	Share Repurchase Activity: Repurchased $100 million of ordinary shares during the first quarter of fiscal 2023

Twelve-month Backlog

Twelve-month backlog was a record $4.09 billion at the end of the first quarter of fiscal 2023, up approximately 6.8% as compared to last year’s first fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Second Quarter Fiscal 2023 Outlook

In millions, except per share data Q2 2023
Revenue	$1,200-$1,240
GAAP diluted EPS	$1.18-$1.26
Non-GAAP diluted EPS	$1.44-$1.50

•	Second quarter revenue guidance assumes approximately $4 million sequential positive impact from foreign currency fluctuations as compared to the first quarter of fiscal 2023

•

Second quarter non-GAAP diluted EPS guidance excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.13-$0.15 per share of equity-based compensation expense and other, net of related tax effects

Full Year Fiscal 2023 Outlook

FY 2023, year-over-year growth
	Current Guidance	Previous Guidance
Revenue growth, as reported	5.0%-9.0%	4.0%-8.0%
Revenue growth, constant currency(2)	6.0%-10.0%	6.0%-10.0%
GAAP diluted EPS growth	3.0%-10.0%	3.0%-10.0%
Non-GAAP diluted EPS growth	9.0%-13.0%	8.0%-12.0%

FY 2023, in millions
	Current Guidance	Previous Guidance
Free cash flow(1)	~$ 700	~$ 700

•

Full year fiscal 2023 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 1% year-over-year as compared with an unfavorable impact of approximately 2% year-over-year previously

•

Non-GAAP diluted earnings per share growth excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, restructuring charges, approximately $0.57-$0.63 per share of equity-based compensation expense, and other, net of related tax effects

•	Non-GAAP effective tax rate is anticipated to be within a range of 13.0% to 17.0% for the full year fiscal 2023

•

Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other; first half free cash flow is tracking in line with expectations for the full year fiscal 2023, taking into consideration the normal seasonal timing of annual bonus payments in the second quarter

The forward looking statements regarding our second fiscal quarter 2023 and full year fiscal 2023 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on January 31, 2023 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2023 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-

GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our 31,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.58 billion in fiscal 2022.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macro-economic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended December 31,
	2022	2021
Revenue	$1,185,720	$1,104,632
Operating expenses:
Cost of revenue	756,849	716,718
Research and development	95,726	81,945
Selling, general and administrative	143,222	128,076
Amortization of purchased intangible assets and other	15,313	17,747
Restructuring charges	24,536	—

	1,035,646	944,486

Operating income	150,074	160,146
Interest and other expense, net	(4,963)	(2,562)
Gain from sale of a business	—	10,000

Income before income taxes	145,111	167,584
Income taxes	15,239	33,982

Net income	$129,872	$133,602

Net Income attributable to noncontrolling Interests	205	—

Net Income attributable to Amdocs Limited	$129,667	$133,602

Basic earnings per share	$1.07	$1.07

Diluted earnings per share	$1.07	$1.07

Basic weighted average number of shares outstanding	120,652	124,502

Diluted weighted average number of shares outstanding	121,500	125,304

Cash dividends declared per share	$0.395	$0.36

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended
	December 31,
	2022	2021
Revenue	$1,185,720	$1,104,632
Non-GAAP operating income	209,538	193,607
Non-GAAP net income	176,542	150,135
Non-GAAP net income attributable to Amdocs Limited	176,337	150,135
Non-GAAP diluted earnings per share	$1.45	$1.20
Diluted weighted average number of shares outstanding	121,500	125,304

Free Cash Flows

(In thousands)

	Three months ended
	December 31,
	2022	2021
Net Cash Provided by Operating Activities	$83,226	$204,118
Purchase of property and equipment, net(a)	(33,703)	(57,225)

Free Cash Flow	$49,523	$146,893

Normalized Free Cash Flow(b) for the three months ended December 31, 2021: $185,679, excluding net capital expenditures related to the new campus development of $29,307 and payment for acquisition related liability of $9,479.

(a)

The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment. There were no such proceeds in the three months ended December 31, 2022, while there was $269 for the three months ended December 31, 2021.

(b)	Since Q12023, the Normalized Free Cash Flow is no longer applicable.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended December 31, 2022
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$756,849	$—	$(8,655)	$(125)	$—	$—	$748,069
Research and development	95,726	—	(1,484)	—	—	—	94,242
Selling, general and administrative	143,222	—	(9,351)	—	—	—	133,871
Amortization of purchased intangible assets and other	15,313	(15,313)	—	—	—	—	—
Restructuring charges	24,536	—	—	—	(24,536)	—	—

Total operating expenses	1,035,646	(15,313)	(19,490)	(125)	(24,536)	—	976,182

Operating income	150,074	15,313	19,490	125	24,536	—	209,538

Interest and other expense, net	(4,963)	—	—	—	—	—	(4,963)

Income taxes	15,239	—	—	—	—	12,794	28,033

Net income	$129,872	$15,313	$19,490	$125	$24,536	$(12,794)	$176,542

Net income attributable to noncontrolling interests	205	—	—	—	—	—	205

Net income attributable to Amdocs Limited	$129,872	$15,313	$19,490	$125	$24,536	$(12,794)	$176,337

	Three months ended December 31, 2021
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$716,718	$—	$(7,147)	$1,027	$—	$—	$—	$710,598
Research and development	81,945	—	(1,223)	—	—	—	—	80,722
Selling, general and administrative	128,076	—	(8,371)	—	—	—	—	119,705
Amortization of purchased intangible assets and other	17,747	(17,747)	—	—	—	—	—	—

Total operating expenses	944,486	(17,747)	(16,741)	1,027	—	—	—	911,025

Operating income	160,146	17,747	16,741	(1,027)	—	—	—	193,607

Interest and other expense, net	(2,562)	—	—	—	—	(3,605)	—	(6,167)

Gain from sale of a business	10,000	—	—	—	(10,000)	—	—	—

Income taxes	33,982	—	—	—	—	—	3,323	37,305

Net income	$133,602	$17,747	$16,741	$(1,027)	$(10,000)	$(3,605)	$(3,323)	$150,135

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2022	September 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$492,179	$573,377
Short-term interest-bearing investments	242,377	244,603
Accounts receivable, net, including unbilled of $181,895 and $157,165, respectively	1,136,200	946,777
Prepaid expenses and other current assets	213,630	238,390

Total current assets	2,084,386	2,003,147
Property and equipment, net	798,907	794,287
Lease assets	158,633	176,884
Goodwill and other intangible assets, net	2,810,079	2,841,137
Other noncurrent assets	606,849	574,938

Total assets	$6,458,854	$6,390,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,033,484	$955,658
Lease liabilities	39,724	43,336
Deferred revenue	255,642	253,686

Total current liabilities	1,328,850	1,252,680
Lease liabilities	122,488	138,378
Long-term debt, net of unamortized debt issuance costs	645,262	645,117
Other noncurrent liabilities	772,329	793,940
Total Amdocs Limited Shareholders’ equity	3,547,211	3,517,769
Noncontrolling interests	42,714	42,509

Total equity	3,589,925	3,560,278

Total liabilities and equity	$6,458,854	$6,390,393

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2022	2021
Cash Flow from Operating Activities:
Net income	$129,872	$133,602
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	61,071	50,876
Amortization of debt issuance costs	145	141
Equity-based compensation expense	19,490	16,741
Gain from sale of a business	—	(10,000)
Deferred income taxes	(16,973)	4,143
Loss from short-term interest-bearing investments	639	647
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(197,381)	(84,458)
Prepaid expenses and other current assets	16,069	(15,696)
Other noncurrent assets	(848)	(11,835)
Lease assets and liabilities, net	(1,251)	2,030
Accounts payable, accrued expenses and accrued personnel	82,136	(3,053)
Deferred revenue	(6,194)	86,049
Income taxes payable, net	(11,242)	16,802
Other noncurrent liabilities	7,693	18,129

Net cash provided by operating activities	83,226	204,118

Cash Flow from Investing Activities:
Purchase of property and equipment, net(a)	(33,703)	(57,225)
Proceeds from sale of short-term interest-bearing investments	3,734	5,242
Purchase of short-term interest-bearing investments	—	(34,275)
Net cash paid for business acquisitions	—	(23,885)
Other	(835)	(548)

Net cash used in investing activities	(30,804)	(110,691)

Cash Flow from Financing Activities:
Repurchase of shares	(100,021)	(170,904)
Proceeds from employee stock options exercises	14,589	6,012
Payments of dividends	(47,735)	(44,956)
Payment of contingent consideration from a business acquisition	(453)	(6,153)

Net cash used in financing activities	(133,620)	(216,001)

Net decrease in cash and cash equivalents	(81,198)	(122,574)
Cash and cash equivalents at beginning of period	573,377	709,064

Cash and cash equivalents at end of period	$492,179	$586,490

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
North America	$812.7	$794.4	$788.0	$772.2	$745.5
Europe	168.7	146.4	146.1	147.2	142.5
Rest of the World	204.3	225.7	226.2	225.9	216.6

Total Revenue	$1,185.7	$1,166.5	$1,160.3	$1,145.3	$1,104.6

	Three months ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Managed Services Revenue	$699.8	$714.6	$717.9	$663.4	$659.7

	As of
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
12-Month Backlog	$4,090	$3,970	$3,950	$3,890	$3,830

# # #